February 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Laura Crotty Mr. Tim Buchmiller Ms. Christine Torney Ms. Angela Connell

Re:	Sensei Biotherapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-252138)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Sensei Biotherapeutics, Inc. (the “Registrant”) dated February 1, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 5:30 p.m. Eastern Time, on Wednesday, February 3, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
PIPER SANDLER & CO.
BERENBERG CAPITAL MARKETS LLC
As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dean Poniros
Name:	Dean Poniros
Title:	Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Head of Syndicate, Equity Capital Markets

BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name:	Zachary Brantly
Title:	Head of U.S. Investment Banking

By:	/s/ Matthew Rosenblatt
Name:	Matthew Rosenblatt
Title:	Chief Compliance Officer, Operations Principal